Mail Stop 3561

November 24, 2009

Mr. Steven H. Temares
Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

  Re: **Bed Bath & Beyond Inc.**
     Forms 10-K and 10-K/A for Fiscal Year Ended February 28, 2009
     Filed April 28, 2009 and May 12, 2009, respectively
     File No. 0-20214

Dear Mr. Temares:

   We have reviewed your response letter dated November 3, 2009 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 28, 2009

Item 8 – Financial Statements and Supplemental Data, page 29

Note 1. Summary of Significant Accounting Policies and Related Matters, page 34
G. Inventory Valuation, page 35

 1. We have read your response to comment number one in our letter dated September 29, 2009. We believe that changes in accounting methods to conform the accounting policies of an acquired entity to those of the acquiring entity should be made at the date of a business combination to qualify for the exception in paragraph c.3. of Section 4230.2 of the Division of Corporation Finance Financial Reporting Manual. Since the accounting change was made at the beginning of the year succeeding the year in which the business combination occurred, we believe that you are required to account for the change in accounting principle in accordance with FASB ASC 250-10-45, and that you should file a letter from your independent accountants indicating whether the change in accounting principle is an alternative principle which is preferable under the circumstances as required by Item 601(b)(18) of Regulation S-K. Please tell us the authoritative GAAP literature that supports accounting for the change prospectively using the first-in, first-out cost method as opposed to the weighted-average cost method at the beginning of the year in applying the retail inventory method. Please also tell us the effect on your financial statements had you applied the guidance in FASB ASC 250. In addition, file the letter required by Item

601(b)(18) of Regulation S-K in an amendment to Form 10-Q for the quarter ended May 31, 2008 or tell us the basis for your determination that an accounting change contemplated in an integration plan but made in a reporting period following the reporting period in which a business combination occurred is considered a change addressed in paragraph c.3. of Section 4230.2 of the Division of Corporation Finance Financial Reporting Manual.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

You may contact Staff Accountant Ta Tanisha Meadows at (202) 551-3322, or in her absence, me at (202) 551-3344.

Sincerely,

William H. Thompson
Branch Chief